SUB-ITEM 77(C)
                 MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

Pursuant to a written consent dated August 18, 2005 of the sole shareholder of Golden Large Core Value Fund and Golden Small Core Value Fund, each a series of Forum Funds, the Investment Advisory Agreement between the Trust and Golden Capital Management, LLC with respect to the fund and a Distribution (12b-1) Plan with respect to the Investor Share Class of the Funds were approved.